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                             March 31, 2022

       John Abbot
       Chief Financial Officer
       Datto Holding Corporation
       101 Merritt 7
       Norwalk, CT 06851

                                                        Re: Datto Holding
Corporation
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Form 8-K dated
February 23, 2022
                                                            File No. 001-39637

       Dear Mr. Abbot:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Critical Accounting Estimates, page 74

   1. We note your risk factor disclosures on page 35 where you state that significant assumptions and
estimates used in preparing your financial statement include those related to the recoverability
of goodwill. Considering goodwill comprises over 50% of your total assets for each of the
last two fiscal years, please tell us how you considered including a discussion of the
significant estimates and assumptions associated with your
                                                        goodwill impairment
analysis in your critical accounting estimates disclosures. Refer to
                                                        Item 303(b)(3) of
Regulation S-K.
 John Abbot
FirstName  LastNameJohn
Datto Holding CorporationAbbot
Comapany
March      NameDatto Holding Corporation
       31, 2022
March2 31, 2022 Page 2
Page
FirstName LastName
Exhibits

2. Please amend to include updated Certifications as required by Section 302 of the
         Sarbanes-Oxley Act that reference management's responsibility for designing and maintaining internal control over financial reporting in the introductory sentence of paragraph 4 and paragraph 4(b). Refer to Item 601(b)(31) of Regulation S-K and
         Regulation S-K C&DI 246.13.
Form 8-K dated February 23, 2022

Exhibits

3. We note you present full non-GAAP statements of operations, which appear to place undue prominence on your non-GAAP measures. Please tell us how you determined this presentation complies with Question 102.10 of the Non-GAAP C&DIs, or otherwise confirm that you will remove such presentation in your future Form 8-K earnings releases.
4. We note that you present various non-GAAP expenses as a percentage of revenue, as well as Adjusted EBITDA as a percentage of revenue, without presenting the corresponding
         GAAP margin with equal or greater prominence. Please revise accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Robert E. Goedert